`Exhibit 99.1

FOR IMMEDIATE RELEASE

Gaming Partners International Reports Financial Results for the First Quarter of 2009

Las Vegas, Nevada, May 13, 2009 – Gaming Partners International Corporation (Nasdaq: GPIC), the leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the first quarter of 2009.

For the first quarter of 2009, the Company reported revenues of $8.9 million, which were down 26% compared to revenues of $12.1 million for the first quarter of 2008.  Gross profit for the quarter was $2.4 million, or 27% of revenues, compared to $3.6 million, or 30% of revenues, in the same period a year ago.

Net loss for the first quarter of 2009 was $499,000, or $0.06 per basic and diluted share, compared to a net loss of $412,000, or $0.05 per basic and diluted share, in the first quarter of 2008.

As of March 31, 2009, the Company had cash and marketable securities of $16.4 million, compared to $13.1 million as of December 31, 2008.

As of March 31, 2009, the Company had $37.6 million of stockholders’ equity, compared to $38.8 million as of December 31, 2008.

As of March 31, 2009, our backlog of unfilled orders, which are expected to be filled in 2009, was $11.6 million.  At March 31, 2008, our backlog was $14.0 million.

Commenting on the results, Gerard Charlier, President and CEO, said, “The gaming industry continues to face tough economic times, as the worldwide recession negatively impacts business. We previously announced that we expected the first quarter to be difficult given the current economic environment. Having said that, our continued efforts to reduce costs helped mitigate the impact.  Our lower gross margins were a function of a change in product mix, as sales of our high margin European-style casino chips suffered in the first quarter. But we are currently producing the City of Dreams and Newport City orders that are scheduled to ship mid-year, and these orders largely consist of higher margin products. Moreover we feel we are well positioned for additional business with new casinos opening in both the United States and abroad later this year.”

GPIC Announces First Quarter Results/2-2-2-2

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paulson®, Bourgogne et Grasset® and Bud Jones®) casino chips, including plaques and jetons and low frequency and high frequency RFID chips, low and high frequency RFID readers, table layouts, playing cards, dice, gaming furniture, roulette wheels, table accessories, and other products that are used with casino table games such as blackjack, poker, baccarat, craps, and roulette. GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, New Jersey; and Gulfport, Mississippi. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

Safe Harbor Statement

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties, such as statements relating to anticipated future sales or the timing thereof; the long-term growth and prospects of our business or any jurisdiction, including Macau, the Philippines, and Singapore; the duration or effects of unfavorable economic conditions which may reduce our product sales; and the long term potential of the RFID gaming chips market and the ability of Gaming Partners International to capitalize on any such growth opportunities. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International’s plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, the timing and its ability to consummate, acquisitions, and future business decisions and other risks and uncertainties identified in Part I-Item 1A, “Risk Factors” of the Company’s Form 10-K for the period ended December 31, 2008, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:
David W. Grimes
702-598-2400
dgrimes@gpigaming.com

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GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share amounts)

	March 31,	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$7,516	$5,547
Marketable securities	8,857	7,561
Accounts receivable, less allowance for doubtful accounts of $424 and $342, respectively	3,096	5,422
Inventories	11,014	9,894
Prepaid expenses	399	431
Deferred income tax asset	887	691
Other current assets	867	790
Total current assets	32,636	30,336
Property and equipment, net	13,432	14,158
Goodwill	1,538	1,599
Other intangibles, net	779	783
Deferred income tax asset	1,666	1,666
Long-term marketable securities	665	696
Other assets, net	267	311
Total assets	$50,983	$49,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$506	$523
Accounts payable	2,545	2,613
Accrued liabilities	3,076	3,066
Customer deposits	4,767	1,432
Income taxes payable	15	312
Other current liabilities	435	459
Total current liabilities	11,344	8,405
Long-term debt, less current maturities	1,580	1,743
Deferred income tax liability	509	585
Total liabilities	13,433	10,733
Commitments and contingencies - see Note 6
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	-	-
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,103,401, respectively, issued and outstanding	81	81
Additional paid-in capital	19,083	19,033
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	16,813	17,312
Accumulated other comprehensive income	1,769	2,586
Total stockholders’ equity	37,550	38,816
Total liabilities and stockholders’ equity	$50,983	$49,549

See notes to unaudited condensed consolidated financial statements.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2009	2008
Revenues	$8,943	$12,125
Cost of revenues	6,530	8,467
Gross profit	2,413	3,658

Product development	143	54
Marketing and sales	983	1,162
General and administrative	2,180	2,838
Operating loss	(893)	(396)
Other income (expense)
Gain (loss) on foreign currency transactions	93	(259)
Interest income	49	56
Interest expense	(28)	(38)
Other income, net	17	3
Loss before income taxes	(762)	(634)
Income tax benefit	(263)	(222)
Net loss	$(499)	$(412)

Earnings per share:
Basic	$(0.06)	$(0.05)
Diluted	$(0.06)	$(0.05)
Weighted-average shares of common stock outstanding:
Basic	8,103	8,103
Diluted	8,103	8,103

See notes to unaudited condensed consolidated financial statements